Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended September 30,				Nine months ended September 30,
	2011		2010		2011		2010

Net income (loss)		$38		$(308)		$153		$(451)

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders		$38		$(308)		$153		$(451)

Class A Units outstanding	7,500		7,500		7,500		7,500

Net income (loss) per Class A Unit		$0.01		$(0.04)		$0.02		$(0.06)